FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company")
217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

November 25, 2024

Item 3 - News Release:

The news releases announcing the material change referred to in this report were disseminated over Cision on November 14, 2024 and over Newsfile on November 25, 2024 and filed under the profile of the Company on the SEDAR+ website at www.sedarplus.ca.

Item 4 - Summary of Material Change:

On November 25, 2024, the Company announced that it had closed the asset purchase transaction previously announced on November 14, 2024 to acquire four blockchain validators and certain assets related to the validators from Ben Hawkins (dba Cogent Crypto).

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

On November 14, 2024, the Company announced that it entered into an asset purchase agreement (the "Asset Purchase Agreement") with Ben Hawkins (dba Cogent Crypto) (the "Seller") for the purchase of all of the assets that the Seller owns and carries in his business of operating and managing nodes that validate transactions on certain blockchain networks, including on the Solana, SUI, Monad and Arch blockchain networks and offering staking services on such networks, including the assets listed under the Asset Purchase Agreement (the "Acquisition").

In consideration for the purchased assets, the Company paid the Seller $1,000,000 USD and issued 1,162,000 common shares in the capital of the Company ("Common Shares") to the Seller at closing of the Acquisition, and will pay up to 18,592,000 Common Shares over three years from the closing of the Acquisition.

On November 25, 2024, the Company announced closing of the Acquisition. Effective as of November 25, 2024, Sol Strategies has assumed full operational control of Cogent Crypto's validators.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer
416-480-2488
doug@solstrategies.io

Item 9 - Date of Report:

November 26, 2024